Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-15

Tim Drilling Program Completed; Crews Mobilizing to Haldane Project

•Drilling indicates the presence of a Carbonate Replacement (“CRD”) style system at Tim

•2,252 metres drilled in six holes

•Drill is currently moving from Tim to the Haldane Property

Vancouver, BC, September 4, 2024 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to announce that the 2024 drilling program at the Tim Property has now been completed and the drill is being demobilized from site. The Tim Property is under option to, and operated by, Coeur Mining, Inc. (“Coeur” NYSE-CDE), which is funding the 2024 program. A total of 2,252 metres were drilled in six holes in the program. The drill is now enroute to Silver North’s wholly-owned Haldane Property in the historic Keno Hill Silver District and the Company’s technical team is on site.

“We would like to thank the Coeur Silvertip team,” stated Jason Weber, P.Geo., President and CEO of Silver North. “Coeur has exceeded expectations on every program they have conducted at Tim. The late addition of two airborne geophysical surveys to augment this year’s drilling is an example of the big-picture approach they are taking at Tim to identify how it fits into the regional CRD setting. We eagerly await the receipt of analytical results this fall.”

As outlined in Silver North’s update of August 19, 2024, drill core observations from the first three holes of the program include diagnostic features that are commonly associated with significant CRD mineralization and have been observed at the Silvertip deposits. Such characteristics include fugitive calcite veining that fluoresces in UV light (displaying the classic “barbeque” pink and orange fluorescence) and re-crystallization of the host limestones.

The 2024 program is conducted under the direction of Coeur’s exploration team based at Silvertip, under the terms of an option agreement granting Coeur the right to earn a 51% interest in the property by completing a minimum of $3.15 million in additional exploration expenditures and making additional cash payments to Silver North totalling $275,000 by December 31, 2026. Coeur can bring its interest to 80% by making additional cash payments of $100,000 per year in 2027 and 2028, completing a positive feasibility study and informing Silver North of its intention to develop a mine at Tim by December 16, 2028. Under this agreement, Coeur must fund a minimum $700,000 program in 2024. Tim is road accessible via 25 km of 4 x 4 access off the Silvertip Mine Road.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim silver project (under option to Coeur Mining, Inc.).

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://x.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/